FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang

Jiashan, Zhejiang 314117

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A

RENESOLA LTD

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name:	Xianshou Li
Title:	Chief Executive Officer

Date: May 19, 2008

Exhibit 99.1

ReneSola Ltd Announces First Quarter 2008 Results

Company raises full year 2008 production output and revenue guidance

JIASHAN, China, May 14, 2008 – ReneSola Ltd (“ReneSola” or the “Company”), a leading Chinese manufacturer of solar wafers, today announced its unaudited financial results for the first quarter ended March 31, 2008.

Financial and Business Highlights

•

First quarter 2008 net revenues were US$123.0 million, an increase of 242.4% from US$35.9 million in the first quarter of 2007, and an increase of 28.0% from US$96.0 million in the fourth quarter of 2007.

•	First quarter 2008 gross margin was 22.1% compared to 20.4% in the fourth quarter of 2007.

•	First quarter 2008 net income was US$17.7 million, an increase of 160.6% from US$6.8 million in the first quarter of 2007, and an increase of 1.2% from US$17.5 million in the fourth quarter of 2007.

•

First quarter 2008 basic and diluted earnings per share were US$0.15 and US$0.14, respectively, and basic and diluted earnings per ADS were US$0.30 and US$0.28, respectively. Each ADS represents two shares.

•	First quarter production output was 66.5 MW, an increase of 29.6% from 51.3 MW in the fourth quarter of 2007, exceeding previously issued guidance of 62 MW.

•	Silicon consumption rate decreased to 6.3 grams per watt in the first quarter of 2008 from 6.5 grams per watt in the fourth quarter of 2007.

•	Wafer production capacity is planned to increase to 1,000 MW by the end of 2009.

	Three months ended,
	March 31, 2007	December 31, 2007	March 31, 2008
Net revenue (US$000)	35,916	96,046	122,982
Gross profit (US$000)	8,152	19,619	27,234
Gross margin (%)	22.7%	20.4%	22.1%
Operating profit (US$000)	6,939	15,000	23,187
Foreign exchange gain (loss) (US$000)	(63)	(1,174)	(56)
Income tax benefit (expense) (US$000)	23	5,171	(3,560)
Net income for the period (US$000)	6,783	17,471	17,675
Production output (MW)	15.3	51.3	66.5

“We exceeded our targeted output and once again achieved record revenues for the quarter,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “During the first quarter, we increased production output to 66.5 MW through the successful ramp-up of production capacity that was installed in the fourth quarter of 2007. This resulted in substantial growth in revenue and operating profits. Our dedication to efficient production processes and innovation continued to yield impressive performance.”

“In January 2008, we completed our initial public offering on the New York Stock Exchange, generating net proceeds of approximately US$109.0 million,” continued Mr. Li. “The listing strengthened our balance sheet and increased our brand recognition. We remain optimistic about the remainder of 2008, and are committed to growing in order to meet increasing demand for our high quality wafer products.”

Financial Results for the First Quarter

Net revenues

Net revenues for the first quarter of 2008 were US$123.0 million, an increase of 28.0% sequentially and 242.4% year-over-year. The increase in first quarter revenues was primarily attributable to an increase in output from the expanded production capacity and increasing wafer ASPs.

Gross profit

First quarter 2008 gross profit was US$27.2 million, a 38.8% increase sequentially and 234.1% year-over-year. The gross margin for the first quarter 2008 was 22.1% compared to 20.4% in the fourth quarter of 2007. The increase in gross margin was achieved despite an increase in average feedstock costs of 21.0% sequentially and was primarily attributable to a further reduction in silicon consumption rate to 6.3 grams per watt from 6.5 grams per watt in fourth quarter of 2007, a continuing reduction in non-raw material related production costs and an increase in wafer ASPs due to the high demand for our wafer products.

Operating profit

Operating profit in the first quarter of 2008 was US$23.2 million, an increase of 54.6% sequentially and 234.2% year-over-year. Operating margin was 18.9% in the first quarter compared to 15.6% in the fourth quarter of 2007. Total operating expenses in the first quarter of 2008 were US$4.0 million, down from US$4.6 million in the fourth quarter of 2007.

Profit before tax

Profit before tax in the first quarter was US$21.3 million, a 72.2% increase sequentially and 215.0% increase year-over-year. Finance costs increased by 26.9% sequentially, reflecting increased bank borrowings and interest rates. Finance costs as a percentage of net revenue decreased from 1.8% in the fourth quarter of 2007 to 1.7% in the first quarter of 2008. The first quarter foreign exchange loss was US$0.06 million compared to foreign exchange loss of US$1.2 million in the fourth quarter of 2007.

Taxation

We recognized a tax charge of US$3.6 million in the first quarter of 2008, compared to a tax credit of US$5.2 million in the fourth quarter of 2007. ReneSola’s subsidiary, Zhejiang Yuhui Solar Energy Source Co. Ltd, (“Zhejiang Yuhui”), after the first two years of exemptions, is now subject to a tax rate of 12.5% under the new PRC Enterprise Income Tax Law, or the EIT Law. The current applicable tax rate is half the statutory rate of 25%, which is expected to apply to Zhejiang Yuhui, effective from the beginning of 2010. Furthermore, in 2007 Zhejiang Yuhui received an income tax credit equivalent to 40% of the cost of capital equipment manufactured in the PRC. This tax policy has now been withdrawn from 2008 with the enactment of the New Enterprise Income Tax Law.

Net profit

First quarter 2008 net profit increased 1.2% sequentially and 160.6% year-over-year to US$17.7 million.

Other Recent Business Developments

ReneSola announced on November 19, 2007 that it planned to develop a polysilicon manufacturing facility with an annualized capacity of 1,500 tons in Meishan, Sichuan province, China. With a substantial pipeline of wafer sales secured under various long-term contracts and strong customer interest in signing further long term contracts, ReneSola has decided to increase the previously announced 1,500 tons of annual polysilicon manufacturing to 3,000 tons on the same site in Meishan to secure more in-house polysilicon supplies. Land leveling has been completed and construction has commenced with completion expected in early 2009. The facility is expected to be operational in the first half of 2009. As part of the project, ReneSola has signed purchasing contracts and made down-payments for major capital equipment from world-class international equipment suppliers.

On May 12, 2008 an earthquake with a magnitude of 7.8 struck China’s Sichuan province. There was no damage to ReneSola’s facilities and construction remains on schedule. ReneSola does not expect the earthquake to have a material effect on its operations in Sichuan province.

Production Capacity

With our current facilities reaching full capacity and strong customer demand for additional wafer sales contracts, ReneSola is pleased to announce a further expansion in its wafer manufacturing capacity to 1,000 MW by the end of 2009. The Company believes the new wafer manufacturing capacity will provide important ramp-up capabilities to meet increasing market demand. Negotiations on equipment purchases are currently under way and are expected to be completed within the next couple of months.

Second Quarter Outlook

We anticipate production output to be in the range of 75 MW to 80 MW in the second quarter of 2008 compared to 66.5 MW in the first quarter of 2008 and 23 MW in the second quarter of 2007. Gross margin for the second quarter of 2008 is expected to remain stable. On April 17, 2008, we increased previously issued full year 2008 production output to 310 MW to 320 MW and revenue guidance to US$530 million to US$550 million for 2008. We are once again increasing our outlook for full year 2008 and expect production output to be in the range of 330 MW to 340 MW with annual net revenues of approximately US$570 million to US$590 million.

Conference Call Information

ReneSola’s management will host an earnings conference call on May 14, 2008 at 8 AM U.S. Eastern Daylight Time / 8 PM Beijing/Hong Kong time / 1 PM British Summer Time.

Dial-in details for the earnings conference call are as follows:

U.S. & International:	+1-617-597-5313
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until May 21, 2008:

International:	+1-617-801-6888
Passcode:	28483587

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading solar wafer manufacturer based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA.L). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our registration statement on Form F-1. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:
Mr. Charles Bai
ReneSola Ltd
Tel:	+86 (573) 8477-3061
E-mail: charles.bai@renesola.com

Mr. Derek Mitchell
Ogilvy Public Relations Worldwide (Beijing)
Tel:	+86 (10) 8520-6284

E-mail: derek.mitchell@ogilvy.com

In the United States:
Mr. Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Tel:	+1 (212) 880-5363
E-mail: jeremy.bridgman@ogilvypr.com

In the UK:
Mr. Tim Feather/Mr. Richard Baty
Hanson Westhouse Limited
Tel:	+44 (0) 20-7601-6100
E-mail:	tim.feather@hansonwesthouse.com
richard.baty@hansonwesthouse.com

CONSOLIDATED INCOME STATEMENT

	Three months ended March 31, 2007 US$000	Three months ended December 31, 2007 US$000	Three months ended March 31, 2008 US$000
Net revenue	35,916	96,046	122,982
Cost of sales	(27,764)	(76,427)	(95,748)

Gross profit	8,152	19,619	27,234

Operating expenses:
Sales and marketing	(149)	(169)	(267)
General and administrative	(1,058)	(3,635)	(3,389)
R&D Expense	(63)	(898)	(442)
Other expenses, net	57	83	51

Total operating expenses	(1,213)	(4,619)	(4,047)

Income from operations	6,939	15,000	23,187

Interest income	60	229	306
Interest expenses	(176)	(1,690)	(2,144)
Foreign exchange (loss) gain	(63)	(1,174)	(56)

Total non-operating (expenses) income	(179)	(2,635)	(1,894)

Income before income tax expenses	6,760	12,365	21,293

Income tax benefit(expenses)	23	5,171	(3,560)

Minority interest	—	65	58

Net income	6,783	17,471	17,675

Net income per share:
- Basic	0.07	0.17	0.15

- Diluted	0.07	0.17	0.14

Net income per ADS:
- Basic	0.14	0.34	0.30

- Diluted	0.14	0.34	0.28

Shares used in computation:
- Basic	100,000,032	100,000,032	113,906,186

- Diluted	100,841,684	110,645,584	124,460,612

CONSOLIDATED BALANCE SHEET

	As at March 31, 2007 US$000	As at December 31, 2007 US$000	As at March 31, 2008 US$000
ASSETS
Current assets:
Cash and cash equivalents	131,031	53,137	67,441
Accounts receivable, net of allowances for doubtful receivables	854	8,755	16,234
Inventories	59,597	110,630	156,277
Advances to suppliers	10,415	53,727	88,843
Amounts due from related parties	7,152	13,382	36,046
Value added tax recoverable	6,775	117	3,808
Prepaid expenses and other current assets	4,104	13,006	4,972
Deferred tax assets	3,576	10,487	8,861

Total current assets	223,504	263,241	382,482

Property, plant and equipment, net	26,651	136,598	172,330
Prepaid land rent, net	4,268	7,502	9,391
Deferred tax assets	68	284	629
Deferred convertible bond issue costs	4,212	3,336	3,087
Advances for purchases of property, plant and equipment	26,290	29,648	77,169

Total assets	284,993	440,609	645,088

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities:
Short-term borrowings	(45,983)	(71,691)	(88,968)
Accounts payable	(4,869)	(13,147)	(22,373)
Advances from customers	(31,893)	(59,626)	(72,188)
Amounts due to related parties	(224)	—	(15)
Other current liabilities	(1,824)	(13,912)	(12,328)

Total current liabilities	(84,793)	(158,376)	(195,872)

Convertible bond payable	(120,096)	(128,265)	(133,999)
Long-term borrowings	—	(17,797)	(34,085)
Other long-term liabilities	(63)	(1,246)	(1,114)

Total liabilities	(204,952)	(305,684)	(365,070)

Minority interest:	—	(9,217)	(17,635)
Shareholders’ equity
Common shares	(36,266)	(36,266)	(145,291)
Additional paid-in capital	(11,808)	(14,827)	(15,579)
Retained earnings	(30,047)	(66,200)	(83,875)
Accumulated other comprehensive income	(1,920)	(8,415)	(17,638)

Total shareholders’ equity	(80,041)	(125,708)	(262,383)

Total liabilities and shareholders’ equity	(284,993)	(440,609)	(645,088)

CONSOLIDATED CASH FLOW STATEMENT

	Three months ended March 31, 2007 US$000	Three months ended December 31, 2007 US$000	Three months ended March 31, 2008 US$000
Cash flows from operating activities:
Net income	6,783	17,471	17,675

Adjustments for:
Minority interest	—	65	58
Depreciation	518	1,733	2,459
Amortization of deferred convertible bond issue costs and premium	38	728	753
Allowances for doubtful receivables	56	378	4
Prepaid land rent expensed	27	46	35
Share-based compensation	69	670	670
Changes in operating assets and liabilities:
Accounts receivable	(210)	(3,040)	(7,914)
Inventories	(14,419)	(13,621)	(40,353)
Advances to suppliers	6,696	(17,818)	(32,194)
Amounts due from related parties	(1,334)	991	(17,746)
Value added tax recoverable	(1,713)	3,899	(2,667)
Prepaid expenses and other current assets	(1,116)	5,211	2,151
Prepaid land rent	—	(25)	(1,579)
Accounts payable	(80)	2,960	8,505
Advances from customers	(2,897)	22,259	9,869
Deferred taxes	(188)	(5,029)	1,730
Other liabilities	123	4,156	(3,728)

Net cash provided by (used in) operating activities	(7,647)	21,034	(62,272)

Cash flows from investing activities:
Purchases of property, plant and equipment	(6,723)	(35,341)	(22,330)
Advances for purchases of property, plant and equipment	(11,211)	(5,947)	(45,339)
Cash provided to related parties	—	(3,680)	—

Net cash used in investing activities	(17,934)	(44,968)	(67,669)

Cash flows from financing activities:
Net proceeds from short-term borrowings	31,228	6,292	29,221
Proceeds from issuance of common shares	—	—	119,762
Share issuance costs	—	—	(10,737)
Net proceeds from issuance of convertible bonds	115,771		—
Contribution from minority shareholders of subsidiaries	—	—	—
Proceeds from capital contribution	—	—	—
Distribution in respect of reorganization	—	—	—
Other distribution to shareholders	—	—	—
Cash received from related parties	—	111	15
Cash paid to related parties	(389)	(120)	—

Net cash provided by financing activities	146,610	6,283	138,261

Effect of exchange rate changes	140	1,853	5,984

			—
Net increase in cash and cash equivalents	121,169	(15,798)	14,304
Cash and cash equivalents, beginning of year	9,862	68,935	53,137

Cash and cash equivalents, end of year	131,031	53,137	67,441